                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


The AES Corporation                                )            File No. 70-9779


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


                  On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending March 31, 2003.

                  AES hereby notifies the SEC that effective January 31, 2003 it sold all of its interests in CILCORP, Inc. ("CILCORP"), including CILCORP's public-utility subsidiary company, Central Illinois Light Company ("CILCO"). In accordance with the Exemption Order, AES no longer is including in this certificate information concerning CILCORP and CILCO. As required by the Commission's order in Release No. 35-27063, File No. 70-9465, AES has filed with the SEC periodic certificates with respect of AES' acquisition of CILCORP. Because of AES' sale of CILCORP, AES intends to file no further certificates in File No. 70-9465.


                                                  Respectfully submitted,


                                                  /s/ Earle H. O'Donnell
                                                  Earle H. O'Donnell
                                                  Andrew B. Young
                                                  Hugh E. Hilliard

                                                  Dewey Ballantine LLP
                                                  1775 Pennsylvania Avenue, N.W.
                                                  Washington, D.C.  20006

Dated:  May 30, 2003

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                          QUARTER ENDED MARCH 31, 2003


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Consolidated Statement of Operations of The AES Corporation for the 12 months ended March 31, 2003

2)       Pro Rata Consolidated Balance Sheet of The AES Corporation at March 31,
         2003

3) Statement of Consolidated Income of IPALCO for the 12 months ended March 31, 2003

4)       Statement of Income of IPL for the 12 months ended March 31, 2003

5)       Consolidated Balance Sheet of IPALCO at March 31, 2003

6)       Balance Sheet of IPL at March 31, 2003

THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                (INCLUDES IPALCO)
                   FOR THE TWELVE MONTHS ENDED MARCH 31, 2003
                                PRORATA BASIS(1)
                                   (UNAUDITED)

-----------------------------------------------------------------------    ---------------------
                                                                              TWELVE MONTHS
                                                                                  ENDED
($ in millions)                                                                 3/31/2003
-----------------------------------------------------------------------    ---------------------
REVENUES:
Sales and services                                                                     $  8,066

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                                6,300
Selling, general and administrative expenses                                                113
                                                                           ---------------------
TOTAL OPERATING COSTS AND EXPENSES                                                        6,414
                                                                           ---------------------

OPERATING INCOME                                                                          1,653

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                                   (1,721)
Other (expense) income, net                                                               (369)
(Loss) gain on sale of assets and asset impairment expense                              (2,155)
                                                                           ---------------------
(LOSS) INCOME BEFORE INCOME TAXES                                                       (2,592)

Income tax (benefit) expense                                                               (20)
                                                                           ---------------------
(LOSS) INCOME FROM CONTINUING OPERATIONS                                                (2,572)

Loss from operations of discontinued components
  (net of income taxes)                                                                   (656)
                                                                           ---------------------
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                                                                       (3,228)

Cumulative effect of accounting change
(net of income taxes)                                                                       125
                                                                           ---------------------
NET (LOSS) INCOME                                                                    $  (3,103)
                                                                           =====================

---------------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

                  PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
                                (INCLUDES IPALCO)
MARCH 31, 2003
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
             Cash and cash equivalents                                                    $ 1,369
             Short-term investments                                                           239
             Accounts receivable, net                                                       1,140
             Inventory                                                                        387
             Deferred income taxes                                                              6
             Prepaid expenses and other current assets                                      1,143
             Current assets of discontinued operations and businesses held for sale           451
                                                                                        ---------
             TOTAL CURRENT ASSETS                                                           4,735

PROPERTY, PLANT AND EQUIPMENT
             Land                                                                             725
             Electric generation and distribution assets                                   19,558
             Accumulated depreciation and amortization                                     (4,267)
             Construction in progress                                                       2,620
                                                                                        ---------
             PROPERTY, PLANT AND EQUIPMENT, NET                                            18,636

OTHER ASSETS
             Deferred financing costs, net                                                    421
             Project development costs                                                          6
             Investments in and advances to affiliates                                        695
             Debt service reserves and other deposits                                         510
             Goodwill, net                                                                  1,375
             Deferred income taxes - noncurrent                                               979
             Long-term assets of discontinued operations and businesses held for sale       3,748
             Other assets                                                                   1,764
                                                                                        ---------
             TOTAL OTHER ASSETS                                                             9,498

             TOTAL                                                                       $ 32,869
                                                                                        =========

-------------------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

                  PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
                                (INCLUDES IPALCO)
MARCH 31, 2003
($ in millions, unaudited)


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                                      $   1,153
     Accrued interest                                                                            495
     Accrued and other liabilities                                                             1,175
     Current liabilities of discontinued operations and businesses held for sale               2,752
     Recourse debt-current portion                                                                26
     Non-recourse debt- current portion                                                        3,989
                                                                                       -------------
     TOTAL CURRENT LIABILITIES                                                                 9,590

LONG-TERM LIABILITIES
     Non-recourse debt                                                                        10,030
     Recourse debt                                                                             5,463
     Deferred incomes taxes                                                                      957
     Pension liabilities                                                                       1,193
     Long-term liabilities of discontinued operations and businesses held for sale             1,371
     Other long-term liabilities                                                               2,625
                                                                                       -------------
     TOTAL LONG-TERM LIABILITIES                                                              21,639

     Minority interest                                                                           806

     Company-obligated Convertible Mandatorily Redeemable
     Preferred Securities of Subsidiary Trusts Holding Solely
     Junior Subordinated Debentures of AES                                                       978


STOCKHOLDERS' EQUITY
     Common stock                                                                                  6
     Additional paid-in capital                                                                5,349
     Retained earnings                                                                          (606)
     Accumulated other comprehensive loss                                                     (4,893)
                                                                                       -------------
     TOTAL STOCKHOLDERS' EQUITY                                                                 (144)

     TOTAL                                                                                 $  32,869
                                                                                       =============


-----------------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)
                                   (UNAUDITED)


FOR TWELVE MONTHS ENDED MARCH 31, 2003

ELECTRIC UTILITY OPERATING REVENUES                                            $     840,540

UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                                             174,106
    Other operating expenses                                                         110,924
  Power purchased                                                                     22,245
  Maintenance                                                                         68,142
  Depreciation and amortization                                                      119,805
  Taxes other than income taxes                                                       30,346
  Income taxes - net                                                                 111,888
                                                                         --------------------
    Total operating expenses                                                         637,456
                                                                         --------------------
UTILITY OPERATING INCOME                                                             203,084
                                                                         --------------------

OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                                  3,079
  Gain (loss) on sales of assets, net                                                 (6,893)
  Other - net                                                                          4,662
  Income tax benefit - net                                                            24,357
                                                                         --------------------
    Total other income (deductions) - net                                             25,205
                                                                         --------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                                             228,289
                                                                         --------------------

INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                                          98,001
  Other interest                                                                         464
  Allowance for borrowed funds used during construction                               (1,422)
  Amortization of redemption premiums and expense on debt-net                          2,500
  Preferred dividends of subsidiary                                                    3,213
                                                                         --------------------
    Total interest and other charges - net                                           102,756
                                                                         --------------------

NET INCOME                                                                     $     125,533
                                                                         ===================

                       INDIANAPOLIS POWER & LIGHT COMPANY
                               STATEMENT OF INCOME
                                 (IN THOUSANDS)
                                   (UNAUDITED)

For the Twelve Months Ended March 31, 2003

OPERATING REVENUES                                                                  $     840,540
                                                                                ------------------

OPERATING EXPENSES:
  Operation:
    Fuel                                                                                  174,106
    Other                                                                                 110,924
  Power purchased                                                                          22,245
  Maintenance                                                                              68,142
  Depreciation and amortization                                                           119,805
  Taxes other than income taxes                                                            30,346
  Income taxes - net                                                                      111,888
                                                                                ------------------
    Total operating expenses                                                              637,456
                                                                                ------------------

OPERATING INCOME                                                                          203,084
                                                                                ------------------

OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                                       3,079
  Miscellaneous income and (deductions) - net                                                (864)
  Gain on sale of asset                                                                     3,333
  Income (taxes) applicable to other income and deductions                                   (629)
                                                                                ------------------
    Total other income and (deductions) - net                                               4,919

INCOME BEFORE INTEREST AND OTHER CHARGES                                                  208,003
                                                                                ------------------

INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                                               40,335
  Other interest                                                                              471
  Allowance for borrowed funds used during construction                                    (1,422)
  Amortization of redemption premium and expense on debt - net                              1,830
                                                                                ------------------
    Total interest and other charges - net                                                 41,214
                                                                                ------------------

NET INCOME                                                                                166,789
                                                                                ------------------

PREFERRED DIVIDEND REQUIREMENTS                                                             3,213
                                                                                ------------------

INCOME APPLICABLE TO COMMON STOCK                                                   $     163,576
                                                                                ==================

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                          MARCH 31, 2003
                                                                                      ---------------------
ASSETS

UTILITY PLANT:
  Utility plant in service                                                                   $   3,155,360
  Less accumulated depreciation                                                                  1,566,356
                                                                                     ----------------------
      Utility plant in service - net                                                             1,589,004
  Construction work in progress                                                                     90,887
  Property held for future use                                                                       7,708
                                                                                     ----------------------
      Utility plant - net                                                                        1,687,599
                                                                                     ----------------------
OTHER ASSETS:
  Nonutility property - at cost, less accumulated depreciation                                       1,467
  Other investments                                                                                  8,489
                                                                                     ----------------------
      Other assets - net                                                                             9,956
                                                                                     ----------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                         65,171
  Accounts receivable and unbilled revenue (less allowance
    for doubtful accounts of $1,975 and $1,556 respectively)                                        39,500
  Fuel - at average cost                                                                            22,984
  Materials and supplies - at average cost                                                          47,023
  Net income tax refunds receivable                                                                  4,029
  Prepayments and other current assets                                                               7,172
                                                                                     ----------------------
      Total current assets                                                                         185,879
                                                                                     ----------------------
DEFERRED DEBITS:
  Regulatory assets                                                                                136,882
  Miscellaneous                                                                                     29,737
                                                                                     ----------------------
      Total deferred debits                                                                        166,619
                                                                                     ----------------------
              TOTAL                                                                          $   2,050,053
                                                                                     ======================

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                     MARCH 31, 2003
                                                                                     --------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common shareholders' deficit:
     Premium on 4% cumulative preferred stock                                         $       649
     Accumulated deficit                                                                   (6,506)
     Accumulated other comprehensive loss                                                 (52,179)
                                                                                     --------------
       Total common shareholders' deficit                                                 (58,036)
   Cumulative preferred stock of subsidiary                                                59,135
   Long-term debt (less current maturities and sinking fund requirements)               1,292,043
                                                                                     --------------
       Total capitalization                                                             1,293,142
                                                                                     --------------
 CURRENT LIABILITIES:
   Current maturities and sinking fund requirements                                        80,284
   Accounts payable                                                                        28,815
   Accrued expenses                                                                        15,664
   Dividends payable                                                                          874
   Accrued taxes                                                                           31,274
   Accrued interest                                                                        34,437
   Other current liabilities                                                               13,502
                                                                                     --------------
       Total current liabilities                                                          204,850
                                                                                     --------------
 DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
   Accumulated deferred income taxes - net                                                337,712
   Unamortized investment tax credit                                                       30,239
   Accrued postretirement benefits                                                          6,226
   Accrued pension benefits                                                               169,988
   Miscellaneous                                                                            7,896
                                                                                     --------------
       Total deferred credits and other long-term liabilities                             552,061
                                                                                     --------------
               TOTAL                                                                  $ 2,050,053
                                                                                     ==============

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                MARCH 31, 2003
                                                                              ------------------
ASSETS

UTILITY PLANT:
  Utility plant in service                                                       $    3,155,360
  Less accumulated depreciation                                                       1,566,356
                                                                              ------------------
      Utility plant in service - net                                                  1,589,004
  Construction work in progress                                                          90,887
  Property held for future use                                                            7,708
                                                                              ------------------
      Utility plant - net                                                             1,687,599
                                                                              ------------------
OTHER PROPERTY -
  At cost, less accumulated depreciation                                                  4,967
                                                                              ------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                              59,792
  Accounts receivable and unbilled revenue (less allowances
    for doubtful accounts of $1,945 and $1,526 respectively)                             39,345
  Receivable due from Parent                                                                187
  Fuel - at average cost                                                                 22,984
  Materials and supplies - at average cost                                               47,028
  Net income tax refunds receivable                                                          --
  Prepayments and other current assets                                                    7,212
                                                                              ------------------
      Total current assets                                                              176,548
                                                                              ------------------
DEFERRED DEBITS:
  Regulatory assets                                                                     136,882
  Miscellaneous                                                                          20,851
                                                                              ------------------
      Total deferred debits                                                             157,733
                                                                              ------------------
              TOTAL                                                              $    2,026,847
                                                                              ==================

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                                 MARCH 31, 2003
                                                                              -------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                                                                    $    324,537
    Premium and net gain on preferred stock                                                2,642
    Retained earnings                                                                    412,284
    Accumulated other comprehensive loss                                                (52,176)
                                                                              -------------------
      Total common shareholders' equity                                                  687,287
  Cumulative preferred stock                                                              59,135
  Long-term debt (less current maturities
    and sinking fund requirements)                                                       542,043
                                                                              -------------------
      Total capitalization                                                             1,288,465
                                                                              -------------------
CURRENT LIABILITIES:
  Current maturities and sinking fund requirements                                        79,984
  Accounts payable                                                                        28,815
  Accrued expenses                                                                        14,268
  Dividends payable                                                                          797
  Accrued taxes                                                                           36,434
  Accrued interest                                                                        11,737
  Other current liabilities                                                               13,502
                                                                              -------------------
      Total current liabilities                                                          185,537
                                                                              -------------------
DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net                                                338,496
  Unamortized investment tax credit                                                       30,239
  Accrued postretirement benefits                                                          6,226
  Accrued pension benefits                                                               169,988
  Miscellaneous                                                                            7,896
                                                                              -------------------
      Total deferred credits and other long-term liabilities                             552,845
                                                                              -------------------
              TOTAL                                                                 $  2,026,847
                                                                              ===================

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                              IPL CONTRIBUTIONS TO
                     AES/IPALCO CONSOLIDATED HOLDING COMPANY
                       (PRO RATA CONSOLIDATION BASIS(1))
                                      ($MM)

     ---------------------------------------------------- ---------------------------- ----------------------------
                                                            12 MOS. ENDED 03/31/02       12 MOS. ENDED 03/31/03
     ---------------------------------------------------- ---------------------------- ----------------------------
     GROSS REVENUES(2)                                                          8.33%                       10.43%
     IPL                                                                          816                          841
     IPALCO (excluding IPL)                                                         0                            0
     AES                                                                        8,977                        7,225
     AES/IPALCO                                                                 9,793                        8,066
     ---------------------------------------------------- ---------------------------- ----------------------------
     OPERATING INCOME                                                          10.81%                       19.06%
     IPL                                                                          256                          315
     IPALCO (excluding IPL)                                                         0                            0
     AES                                                                        2,113                        1,338
     AES/IPALCO                                                                 2,369                        1,653
     ---------------------------------------------------- ---------------------------- ----------------------------
     NET INCOME (LOSS)                                                       (70.97%)                      (5.29%)
     IPL                                                                          132                          164
     IPALCO (excluding IPL)                                                      (11)                         (38)
     AES                                                                        (307)                      (3,229)
     AES/IPALCO                                                                 (186)                      (3,103)
     ---------------------------------------------------- ---------------------------- ----------------------------
     NET ASSETS                                                                 5.12%                        6.17%
     IPL                                                                        1,965                        2,027
     IPALCO (excluding IPL)                                                        29                           23
     AES                                                                       36,404                       30,819
     AES/IPALCO                                                                38,398                       32,869
     ---------------------------------------------------- ---------------------------- ----------------------------

------------------
(1) In accordance with the analysis used in the order requiring filing of this certificate, the AES line items in this table are calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations or balance sheet, as applicable, of each AES subsidiary times AES' percentage ownership interest in such subsidiary. The numbers presented for AES in this table exclude CILCO, which AES sold during the first quarter of 2003.

(2) Gross business revenues (utility and non-utility) of IPALCO combined as a percentage of total gross business revenues (including IPALCO/IPL, utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at March 31, 2003 (excluding IPALCO):

   UNIT                                     COUNTRY     CAPACITY       AES        AES       REGULATORY
                                            -------       (MW)      INTEREST    EQUITY        STATUS
                                                        --------       (%)       (MW)       ----------
                                                                    --------    ------
   AES Deepwater                              USA          143         100        143           QF
   AES Beaver Valley                          USA          125         100        125           QF
   AES Placerita                              USA          120         100        120           QF
   AES Thames                                 USA          181         100        181           QF
   AES Shady Point                            USA          320         100        320           QF
   AES Hawaii                                 USA          197         100        197           QF
   AES Warrior Run                            USA          180         100        180           QF
   AES Somerset                               USA          675         100        675          EWG
   AES Cayuga                                 USA          306         100        306          EWG
   AES Greenidge                              USA          161         100        161          EWG
   AES Westover                               USA          126         100        126          EWG
   AES Alamitos                               USA         2,123        100       2,123         EWG
   AES Redondo Beach                          USA         1,330        100       1,330         EWG
   AES Huntington Beach 1 and 2               USA          430         100        430          EWG
   AES Huntington Beach 3                     USA          225         100        225          EWG
   AES Hemphill                               USA          16          100        16            QF
   AES Mendota                                USA          25          100        25            QF
   AES Delano                                 USA          50          100        50            QF
   AES Puerto Rico                            USA          454         100        454          FUCO
   AES Granite Ridge                          USA          720         100        720          EWG
   AES Ironwood                               USA          705         100        705          EWG
   AES Red Oak                                USA          832         100        832          EWG
   DOMESTIC SUBTOTAL:                                     9,444                  9,444


                                            COUNTRY     CAPACITY       AES        AES       REGULATORY
                                            -------       (MW)      INTEREST    EQUITY        STATUS
                                                        --------       (%)       (MW)       ----------
                                                                    --------    ------
UNIT
AES Kingston                               Canada          110          50         55           EWG
AES San Nicholas                          Argentina        650          88        572           EWG
AES Cabra Corral                          Argentina        102          98        100          FUCO
AES El Tunal                              Argentina        10           98         10          FUCO
AES Sarmiento                             Argentina        33           98         32          FUCO
AES Ullum                                 Argentina        45           98         44          FUCO
AES Quebrada                              Argentina        45          100         45          FUCO
AES Alicura                               Argentina       1,040         99       1,030         FUCO
CEMIG - Miranda                            Brazil          390          9          35          FUCO
CEMIG - Igarapava                          Brazil          210          1          2           FUCO


CEMIG (35 plants)                          Brazil         5,068         9         456          FUCO
AES Bayano                                 Panama          236          49        116          FUCO
AES Panama                                 Panama          40           49         20          FUCO
AES Chiriqui - La Estrella                 Panama          42           49         21          FUCO
AES Chiriqui - Los Valles                  Panama          48           49         24          FUCO
AES Los Mina                              Dom. Rep.        210         100        210           EWG
AES Xiangci - Cili                          China          26           51         13          FUCO
Wuhu                                        China          250          25         63          FUCO
Chengdu Lotus City                          China          48           35         17          FUCO
AES Jiaozuo                                 China          250          70        175          FUCO
AES Hefei                                   China          115          70         81          FUCO
AES Chongqing Nanchuan                      China          50           70         35          FUCO
Yangcheng                                   China         2,100         25        525          FUCO
AES Ekibastuz                            Kazakhstan       4,000        100       4,000         FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan        331         100        331          FUCO
AES Shulbinsk GES                        Kazakhstan        702         100        702          FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan       1,464        100       1,464         FUCO
AES Sogrinsk TETS                        Kazakhstan        349         100        349          FUCO
OPGC                                        India          420          49        206          FUCO
AES Lal Pir                               Pakistan         351          90        316          FUCO
AES PakGen                                Pakistan         344          90        310          FUCO
AES Borsod                                 Hungary         171         100        171          FUCO
AES Tisza II                               Hungary         860         100        860          FUCO
AES Tiszapalkonya                          Hungary         250         100        250          FUCO
AES Elsta                                Netherlands       405          50        203          FUCO
Medway                                      U.K.           688          25        172          FUCO
AES Indian Queens                           U.K.           140         100        140           EWG
AES Kilroot                                 U.K.           520          97        504          FUCO
AES Barry*                                  U.K.           230         100        230          FUCO
AES Drax                                    U.K.          4,065        100       4,065         FUCO
AES Uruguaiana                             Brazil          639         100        639          FUCO
AES Tiete (10 plants)                      Brazil         2,650         53       1,405         FUCO
AES EDC                                   Venezuela       2,316         87       2,015         FUCO
AES Merida III                             Mexico          497          55        273          FUCO
AES Mtkvari                                Georgia         600         100        600          FUCO
AES Khrami I                               Georgia         113        Managt       0           FUCO
AES Khrami II                              Georgia         110        Managt       0           FUCO
AES Ottana                                  Italy          140         100        140          FUCO
AES Mammonal                              Columbia         90           62         56          FUCO
AES Chivor                                Columbia        1,000         96        960          FUCO
AES Gener-Electrica de Santiago             Chile          379          89        337          FUCO
AES Gener-Energia Verde                     Chile          39           99         39          FUCO
AES Gener-Guacolda                          Chile          304          49        149          FUCO
AES Gener-Norgener                          Chile          277          99        274          FUCO
Itabo (pending sale)                      Dom. Rep.        587          24        141          FUCO
AES Bohemia                              Czech Rep.        50          100         50          FUCO
AES SONEL                                 Cameroon         850          56        476          FUCO
Central Dique                             Argentina        68           34         23          FUCO
AES Termoandes                            Argentina        644          98        631          FUCO
AES Parana                                Argentina        845          67        566          FUCO
AES Kelvin* (sale pending)               Rep. South        600          95        570          FUCO
                                          Africa


Ebute                                      Nigeria         290          95        276          FUCO
AES Gener - Cordillera                      Chile          245          99        243          FUCO
AES Gener - Costa                           Chile          512          99        507          FUCO
AES Haripur* (sale pending)              Bangladesh        360         100        360          FUCO
AES Meghnaghat* (sale pending)           Bangladesh        450         100        450          FUCO

FOREIGN SUBTOTAL:                                         41,063                29,134

TOTAL - March 31, 2003                                   50,507                  38,578
Foreign Generation as a Percentage of Total:               81%                    76%


* Currently in discontinued operations status.

IPALCO Generating Plants at March 31, 2003:

                                                                       AES
                                                     CAPACITY       INTEREST     AES EQUITY        REGULATORY
                  UNIT                  COUNTRY        (MW)            (%)          (MW)             STATUS

   Petersburg                             USA          1,715           100         1,715            IN PUC
   H.T. Pritchard  (Eagle Valley)         USA           367            100          367             IN PUC
   E.W. Stout                             USA          1,116           100         1,116            IN PUC
   Georgetown                             USA           80             100           80             IN PUC

   TOTAL - March 31, 2003                              3,278                       3,278


Revenues from electric generation capacity - 12 months ended March 31, 2003 (millions of dollars):

              IPALCO                                                           588            14%
              AES (excluding IPALCO)                                         3,691            86%
                                                                        -----------    -----------
              Total                                                          4,279           100%


IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by IPALCO and a 708 MW decrease in the amount of generation capacity owned by AES (excluding IPALCO) from 39,286 MW to 38,578 MW since December 31, 2002. There has been a 1% increase in the total revenues earned from the capacity owned by AES and IPALCO in the 12-month period ended March 31, 2003 compared with the 12-month period ended December 31, 2002. The percentage of the total revenues derived from the generation capacity owned by IPALCO has increased from 13% to 14%.(1)

------------------
(1) This evaluation excludes the electric generation assets and revenues of CILCO (with a total capacity of 1,172 MW as of December 31, 2002 and total revenues of $156 million for the twelve months ending December 31, 2002), which AES sold during the first quarter of 2003.

The countries in which AES' net generating capacity increased during the first quarter of 2003 are as follows: Argentina, Bangladesh, Brazil, Cameroon, the Czech Republic, the United Kingdom, the United States (excluding CILCO) and Venezuela.

ITEM (4) PER EXEMPTION ORDER -- ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                                DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of March 31, 2003 (millions of dollars):

         IPALCO                                                                  1,357
         Total AES (excluding IPALCO)                                            4,654
                                                                          -------------
         Total                                                                   6,011

Electric transmission and distribution and gas distribution revenues for 12 months ending March 31, 2003 (millions of dollars):

         IPALCO                                                                    252
         Total AES (excluding IPALCO)                                            3,535
                                                                          -------------
         Total                                                                   3,787

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and IPALCO have decreased since December 31, 2002. IPALCO's transmission and distribution assets have increased while the revenues derived from such assets have increased since December 31, 2002. AES' transmission and distribution assets have decreased and the revenues derived from such assets have decreased since December 31, 2002. IPALCO's percentage of the total transmission and distribution assets has increased from 21% to 23%, and IPALCO's percentage of the total revenues from such assets has increased from 6% to 7% for the 12-month period ending March 31, 2003 compared to the 12-month period ending December 31, 2002.(1)

------------------
(1) This evaluation excludes the transmission and distribution assets and revenues of CILCO, which AES sold during the first quarter of 2003. CILCO's electric transmission and distribution and gas distribution assets as of December 31, 2002 were valued at $793 million; revenues associated with these assets for the twelve months ending December 31, 2002 were $446 million. IPALCO's percentage of AES' total transmission and distribution assets (including CILCO) previously was reported as 19% as of December 31, 2002.

ITEM (5) PER EXEMPTION ORDER:

IPL has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the first quarter of 2003.

ITEM (6) PER EXEMPTION ORDER:

During the first quarter of 2003, no application has been made to the Indiana Utility Regulatory Commission ("IURC") that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO. The IURC issued an order on February 12, 2003, as clarified by an order issued on April 16, 2003, requiring that IPL file certain reports to the IURC prior to declaring or paying a dividend on IPL common stock and providing that IPL shall not pay such dividend until either the IURC approves the dividend or 20 days elapse without the initiation by the IURC of a proceeding to further explore the implications of such dividend.

ITEM (7) PER EXEMPTION ORDER:

As previously reported, on January 31, 2003, AES announced completion of the sale of CILCORP, including CILCO, to Ameren Corporation after receiving all necessary regulatory approvals.


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 30th day of May, 2003 by the undersigned thereunto duly authorized.


                                                     The AES Corporation



                                                     /s/ Vincent Mathis
                                            By:      Vincent Mathis
                                                     Assistant General Counsel


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